Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

May 15, 2025

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0506

Attn: Ms. Lisa Larkin, Esq.

Division of Investment Management – Disclosure Review and Accounting Office

Re: Transamerica Financial Life Insurance Company

Transamerica Structured Index Advantage® Annuity NY

Form N-4 Post-Effective Amendment No. 2 (File No. 333-281598)

Request for Selective Review

Ms. Larkin:

We are writing to you on behalf of Transamerica Financial Life Insurance Company (“Transamerica”) and the Transamerica Structured Index Advantage® Annuity NY (File No. 333-281598) (the “Registrant”), to respectfully request selective review.

We respectfully request selective review of Post-Effective Amendment No. 4 pursuant to (i) Securities Act Release No. 6510 (February 15, 1984) (the “1984 Release”); and (ii) Division of Investment Management IM Guidance Update No. 2016-06 (December 2016) (the “2016 IM Guidance”). In the 2016 IM Guidance, the Commission staff encouraged registrants to request selective review of a filing “that contains disclosure that is not substantially different from the disclosure contained in one or more prior filings by the [Registrant] or other [Registrants] in the complex.”

In support of our request, and as instructed in the 2016 IM Guidance, we state as follows:

1.  Compared to the currently effective registration statement previously reviewed by Commission staff, the material changes made in the post-effective amendment may be summarized as:

a.   Revisions to the prospectus and Statement of Additional Information to reflect the addition of new Index Account Options referred to as “Triple Edge Advantage” or “Dual Direction”:

  i.   Linked to the performance of existing Indices;

 ii.   1-, 2-, and 6-year Crediting Periods;

iii.   Buffer Downside Protection with Buffer Rate of 10%;

iv.   Growth Opportunity Type referred to as Edge and Edge+ with an associated Edge Rate and Edge+ Rate minimum of 3%.

b.  Revisions to the prospectus and Statement of Additional Information to reflect the addition of a new Guaranteed Minimum Death Benefit (GMDB) rider:

  i.   Automatically added for no additional charge to Policies with:

1.  An application signed on or after August 18, 2025.

2.  An Annuitant younger than age 81 as of the application date.

 ii.   Provides a guaranteed minimum death benefit equal to total premium payments, reduced for withdrawals.

iii.   If the GMDB rider is in effect upon the death of the Annuitant during the accumulation phase, the death benefit will be the greater of the Policy Value or the guaranteed minimum death benefit.

iv.   If an Owner who is not also the Annuitant pre-deceases the Annuitant during the accumulation phase, the death benefit will be equal to the Policy Value (no guaranteed minimum death benefit).

ii. Other than the material changes noted in (i) above, we believe there are no specific areas in the post-effective amendment that warrant particular attention.

Except for the changes described above, the disclosure in the Post-Effective Amendment is the same as the disclosure in the currently effective registration statement previously reviewed by the Commission staff. Therefore, we respectfully submit that the Commission staff can focus its review on the disclosure changes detailed above.

It is Transamerica’s intention that the material changes become effective no later than August 18, 2025.

Thank you for your time and attention to this matter. Please direct any questions or comments to me at (720) 488-7884, or via email at brian.stallworth@transamerica.com.

Sincerely,

/s/ Brian Stallworth

Brian Stallworth

Assistant General Counsel

Assistant Secretary

Transamerica Financial Life Insurance Company